December 15, 2004

David Humphrey, Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Humphrey:

This letter responds to your request for a supplemental response to be submitted in electronic form to certain items in your letter of November 29, 2004. The numbering corresponds with that of your letter.

1.                                       The language included in the response to comment 11 from our letter dated November 5, 2004, will be included in future filings including the fact that our sales contracts do not have trade-in provisions, but that trade-ins do occur after the initial sale based on negotiated terms and generally occur at the time a replacement sale is negotiated.

2.                                       Action Gaming, Inc. sued Alliance Gaming Corporation (Alliance) in federal court on September 24, 2001, alleging that the Multi-Play Poker Game distributed by Alliance subsidiary United Coin Machine Co.(UCMC) and a similar game Alliance was planning to distribute through its Bally Gaming, Inc. (BGI) subsidiary infringed three claims of  U.S. Patent No. 5,823,873 and two claims of U.S. Patent No. 6,007,066. On May 8, 2002, the complaint was amended to add International Game Technology (IGT) as a plaintiff and BGI, and UCMC as defendants.

                                                                        The two patents describe a video poker game that forces multiple, identical poker hands to be played in exactly the same fashion. UCMC developed the Multi-Play Poker Game with the advice of patent counsel specifically to avoid infringing the two patents in question. More than a year before the suit was filed, UCMC demonstrated the game to the principals of Action Gaming to assure them that the game did not infringe. For these reasons, we viewed a finding of infringement of the two patents as remote.

                                                                        Plaintiffs claimed damages in the range of $6,512,800 to $9,817,115, representing a claimed reasonable royalty or lost profits. They also claimed that the alleged infringement of the patents was willful, entitling them to enhanced damages of three times their actual damages. They also sought a determination that this was an exceptional case under 35 U.S.C. § 285 entitling them to an award of attorneys’ fees.

                                                                        Alliance viewed all claims asserted by Action Gaming and IGT as remote because of the proactive steps the Company took to avoid patent infringement, and therefore concluded that disclosure of this case was not required in the Company’s Form 10-K for the year ended  June 30, 2004 in accordance with paragraph 10 of SFAS 5.

                                                                        Throughout the discovery and pre-trial motions process up until trial, the results supported our view of the case and the advice we received from outside counsel. On October 31, 2003, the court ruled in our favor on the proper construction of the claims of the patents, narrowing the plaintiffs’ broad constructions. On December 30, 2003, the court granted our motions for summary judgment, holding as a matter of law that the Multi-Play Poker game does not literally infringe the plaintiffs’ patents.  At this point, Alliance had prevailed in virtually all aspects of the legal process.

                                                                        The court left for the jury only the narrow question of whether “autohold,” an optional feature of the Multi-Play Poker game, caused the game to infringe the claims of the patents under the “doctrine of equivalents,” a doctrine of patent law. Given the timing of the filing of our Form 10-K and the upcoming trial which began on September 13, 2004 we again sought the advice our outside counsel in regards to the likelihood of an adverse outcome in the pending trial, and we again concluded that there was less than reasonable possibility that a loss would result from the trial, and therefore concluded that disclosure was not required.

                                                                        Although the scope of the case was narrowed to just the autohold issue, the presiding judge did not permit us to tell the jury that the court had already ruled that we did not literally infringe on the patents. On September 24, 2004, , the jury returned a verdict finding Alliance and UCMC liable for infringement of the patent. The jury awarded $7.461 million in damages, which was accrued for in accordance with SFAS 5 in the quarter ended September 30, 2004. The jury did not say how it arrived at this amount, and we have been unable to reconstruct its calculations. The jury expressly found that infringement  was not willful. The result is that Alliance  may continue to manufacture and distribute the Multi-Play Poker game as long as the autohold feature is not enabled. UCMC has disabled the autohold function from all games in the field.

                                                                        Under the agreement for the sale of UCMC, Alliance is responsible for paying any damages awarded. In lieu of payment, Alliance has posted a cash bond pending the outcome of post-trial proceedings. We have moved for a new trial. If the motion is denied, we plan to appeal.

3.                                       As discussed in response #2 above, we concluded that this case was not required to be accrued for or disclosed in the Form 10-K for June 30, 2004 as we determined that the likelihood of an adverse outcome was remote and that there was less than reasonable possibility that a loss would result from the trial. This conclusion was based on:

•                  the proactive steps we had taken prior to introduction of the product,

•                  the success we had in the pre-trial motions,

•                  the narrow scope of the case (ie only the autohold feature), although this scope was expanded by the trial judge after the Form 10K was filed,

•                  and the advice we received from outside counsel.

4.                                       The indemnification agreements entered into in connection with each of our recent divestitures are described below.

                                                                        Stock Purchase Agreement made and entered into as of the 14th day of October, 2004 by and between Churchill Downs Louisiana Video Poker Company, L.L.C., Steven M. Rittvo, Ralph Capitelli and T. Carey Wicker III, and Louisiana Ventures, Inc. relating to the sale of the Company’s interest in Video Services, Inc.

                                                                        Pursuant to the stock purchase agreement, Alliance and the other sellers agreed to jointly and severally indemnify the purchaser for losses directly or indirectly relating to, resulting from or arising out of (a) any material inaccuracy of a representation or warranty made by the sellers in the stock purchase agreement or any certificate, document or other instrument delivered or to be delivered pursuant thereto and (b) any material breach or nonperformance of any covenant, agreement or other obligation of the sellers in the stock purchase agreement or any certificate, document or other instrument delivered or to be delivered pursuant to thereto.

                                                                        The indemnification obligation is a “tipping basket” type of indemnity, pursuant to which the sellers are not liable until the purchaser has incurred $100,000 of indemnifiable losses, after which time the sellers are liable for all indemnifiable losses, including the first $100,000 of such losses.  The maximum indemnity obligation of the sellers is capped at $2,000,000.

                                                                        The representations and warranties of the sellers in the stock purchase agreement or in any instrument delivered pursuant thereto survive for two years after the closing of the transaction.  After such time, the sellers have no indemnification obligation for breaches of such representations and warranties.  The agreements and covenants provided for in the stock purchase agreement survive the closing of the transaction for the period provided in such covenant.  If no such period is provided, the covenants or agreements survive for 42 months after the closing.  In addition, the agreements and covenants as to tax matters survive until the expiration of the applicable statute of limitation.

                                                                        Agreement and Plan of Merger made and entered into as of May 4 , 2004, by and among Alliance Gaming Corporation; APT Games, Inc.; UCMC.; United Gaming, Inc.; and Century Gaming, Inc. relating to the sale of United Coin Machine

                                                                        Pursuant to the merger agreement, Alliance agreed to indemnify the buyer for all losses reasonably incurred in connection with, or resulting from, any or all of the following: (a) any breach of any representation or warranty made by Alliance in the merger agreement; (b) any breach in the performance of any covenant, agreement or obligation of Alliance contained in the merger agreement; (c) any taxes of UCMC on or prior to the closing in excess of amounts reserved for the payment of such taxes; and (d) any actual, direct, final and non-appealable monetary judgments, awards, fines, sanctions, penalties and charges awarded against the UCMC before or after the closing in connection with a lawsuit by Action Gaming/IGT.

                                                                        The indemnification obligation is a “tipping basket” type of indemnity, pursuant to which Alliance is not liable until the purchaser has incurred $400,000 of indemnifiable losses, after which time Alliance is liable for all indemnifiable losses, including the first $400,000 of such losses.  The maximum indemnity obligation of Alliance is capped at $5,000,000.

                                                                        None of the monetary limitations on indemnification apply to any losses relating to: (i) the matters covered in items (c) and (d) above; (ii) the fraud or willful misconduct of Alliance; (iii) any environmental condition not disclosed in the merger agreement; or (iv) any breach of the non-competition provisions of the merger agreement applicable to Alliance.

                                                                        The representations and warranties of Alliance contained in the merger agreement survive until twelve months following the closing.  This time limitation does not apply to any claims arising out of fraud or willful misconduct in the making of the representations and warranties set forth in the merger agreement.

                                                                        Stock Purchase Agreement made and entered into as of December 5, 2003, by and among Alliance Gaming Corporation, APT Games, Inc., and The Sands Regent relating to the sale of the Rail City Casino.

                                                                        Pursuant to the stock purchase agreement, Alliance agreed to indemnify the buyer for all losses reasonably incurred in connection with, or resulting from, any or all of the following: (a) any breach of any representation or warranty made by Alliance in the stock purchase agreement, (b) any breach in the performance of any covenant, agreement or obligation of Alliance contained in the stock purchase agreement, and (c) any environmental liabilities resulting from hazardous materials (i) present on the properties owned by Alliance being transferred pursuant to the transaction prior to the closing or the transaction, or (ii) present on the properties owned by Alliance being transferred pursuant to the transaction or the properties leased by Alliance being transferred pursuant to the transaction that were caused by Alliance and that occurred prior to the closing or otherwise relate to the pre-closing operations of the business.

                                                                        The indemnification obligation is a “basket” type of indemnity, pursuant to which Alliance is not liable until the purchaser has incurred $25,000 of indemnifiable losses, after which time Alliance is liable for all indemnifiable losses, in excess of but not including such $25,000 amount.  The maximum indemnity obligation of Alliance for non-environmental losses is capped at $2,250,000 and the maximum indemnity obligation for environmental losses is capped at $5,000,000.

                                                                        None of the monetary limitations on indemnification apply to any losses relating to: (i) any matter that is based upon the fraud, willful misconduct or intentional breach of Alliance, or (ii) any breach of any of the representations or warranties of Alliance relating to capitalization or ownership of the transferred stock, the real property transferred, employee benefit plans or taxes.

                                                                        The representations, warranties, covenants and agreements survive until two years following the closing, except as follows: (i) the environmental representations and warranties of Alliance survive until five years following the closing and (ii) the representations or warranties of Alliance relating to capitalization or ownership of the transferred stock, the real property transferred, employee benefit plans and taxes and the covenants and agreements relating to Alliance’s 401(k) plan and tax matters survive until the expiration of the applicable statutes of limitations.  These limitations do not apply to any claims arising out of fraud or willful misconduct in the making of the representations and warranties.

                                                                        Share Sale and Transfer Agreement made and entered into as of June 30, 2003, by and among Alliance Holding Company, Alliance Gaming Corporation; Alliance Automaten GmbH & Co. KG; Alliance Automaten Verwaltungs GmbH; Bally Wulff Automaten GmbH; Bally Wulff Vertriebs GmbH, Blitz 02-099 GmbH, and Blitz 03-1066 GmbH relating to the sale of the Bally Wulff Group Entities

                                                                        Pursuant to the share sale and transfer agreement, Alliance agreed to indemnify the purchasers for all losses reasonably incurred in connection with, or resulting from, any or all of the following: (a) any inaccuracy or breach of any representation or warranty made by Alliance in the share sale and transfer agreement; (b) any taxes due and payable for tax assessment periods ending on or before June 30, 2003 including the period beginning immediately after December 31, 2002 up to the close of business on June 30, 2003; (c) any and all environmental liabilities, losses, all costs and expenses incurred in connection with (i) investigations in connection with a clean-up or (ii) a clean-up or (iii) measures to remedy a danger to well-being or to health resulting from a pollution or contamination on the ground, buildings, ground water, ground air or surface water with hazardous substances on the real estate owned or used during any period before the closing; (d) any claims, costs and liabilities in connection with the past shareholding of Bally Wulff Vertriebs GmbH in Bally Gaming International GmbH; (e) any claims which will be brought against the purchasers for failure of Alliance to properly remunerate their employees for service inventions for any period ending on or before the closing; and (f) any claims raised in the currently pending litigation initiated by J.K. Spielhalle GmbH.

                                                                        The indemnification obligation for breach of representation or warranty is a “tipping basket” type of indemnity, pursuant to which Alliance is not liable until the purchaser has incurred $10,000 of indemnifiable losses for any individual claim and $100,000 of indemnifiable losses for the total claim(s), after which time Alliance is liable for all indemnifiable losses, including the first $100,000 of such losses.  The total and combined maximum indemnity obligation of Alliance for breach of representation or warranty and for environmental claims is capped at $10,000,000.

                                                                        None of the monetary limitations on indemnification apply to any losses relating to: (i) the matters covered in items (b), (d), (e) and (f) above or (ii) any breach of any of the representations or warranties of Alliance relating to the object of sale and purchase, capitalization or ownership of the transferred share, shareholder and governmental approvals, bankruptcy or judicial composition proceedings, and intellectual property rights.

                                                                        The representations and warranties of Alliance contained in the merger agreement survive as follows: (a) claims in connection with taxes survive until the latest of (i) six months after the relevant assessment has become final and binding or (ii) the statute of limitations expires or (iii) twelve years after the closing; (b) claims based on (i) defects of title and (ii) the seller’s fraud or willful misconduct survive until ten years following the closing; (c) all other claims survive until thirty months following the closing.  Environmental indemnity claims survive until five years following the closing.  Indemnity with respect to remuneration of employees’ inventions survives until thirty-six months following the closing.  Indemnity with respect to pending litigation survives until six months after a final settlement or court decision.

                                                                        Future filings will contain a disclosure which states that the agreements for the sale of UCMC, Rail City, VSI and Bally Wulff each contain indemnity provisions in accordance with FIN 45. When circumstances arise that indicate a reasonable possibility of loss we will disclose such matters in accordance with SFAS 5, and record a liability when such a matter is probable and estimable.

5.                                       Footnote 12 to the financial statements will be expanded to cleanly indicate our belief that the outcome of such litigation will not have a material adverse impact upon our financial statements taken as a whole, or upon our financial position, results of operations and liquidity. If applicable, the disclosure will also include any amounts accrued for in accordance with SFAS 5.

* * *

The Company further acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respected to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Saxton

Robert L. Saxton

  Executive Vice President, Chief Financial Officer